SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(b), (c) and (d)

and Amendments Thereto Filed Pursuant to § 240.13d-2.

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Soufun Holdings Limited

(Name of Issuer)

American Depositary Shares, evidenced by American Depositary Receipts, five American Depositary Receipts representing one Class A Ordinary Share, par value HK$1.00 per share

(Title of Class of Securities)

836034108**

(CUSIP Number)

June 4, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** This CUSIP number applies to the American Depositary Shares, evidenced by American Depositary Receipts, five American Depositary Receipts representing one Class A Ordinary Share.  No CUSIP number has been assigned to the Class A Ordinary Shares.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G

CUSIP No. 836034108

1	Names of Reporting Persons Fosun International Limited

2	Check the Appropriate Box if a Member of a Group* (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0

	6	Shared Voting Power 3,093,241 (1)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 3,093,241 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,093,241 (1)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 5.2% (2)

12	Type of Reporting Person (See Instructions) CO

(1)   Number of shares is number of Class A ordinary shares, par value HK$1.00 (“Class A Ordinary Shares”), of SouFun Holdings Limited (the “Issuer”). Fosun International Limited beneficially owns 15,466,204 American Depositary Shares (“ADSs”), consisting of 12,815,718 ADSs and 2,650,486 ADSs that are issuable within 60 days of the date of this Schedule 13G upon conversion of convertible notes (the “Convertible Notes”).  Five ADSs represent one Class A Ordinary Share.

(2)   This percentage is calculated based on 58,477,084 Class A Ordinary Shares of the Issuer reported as issued and outstanding as of March 31, 2015 in the Issuer’s Form 6-K filed with the Securities and Exchange Commission on May 22, 2015, assumes the conversion of the Convertible Notes and does not include the 24,336,650 Class B ordinary shares, par value HK$1.00 per share (“Class B Ordinary Shares”), of the Issuer reported as issued and outstanding as of March 31, 2015 in the Issuer’s Form 6-K filed with the Securities and Exchange Commission on May 22, 2015.

Schedule 13G

CUSIP No. 836034108

1	Names of Reporting Persons Fidelidade-Companhia de Seguros, S.A.

2	Check the Appropriate Box if a Member of a Group* (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Portugal

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0

	6	Shared Voting Power 3,093,241 (1)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 3,093,241 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,093,241 (1)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 5.2% (2)

12	Type of Reporting Person (See Instructions) CO

(1)   Number of shares is number of Class A Ordinary Shares of the Issuer. Fidelidade-Companhia de Seguros, S.A. beneficially owns 15,466,204 ADSs, consisting of 12,815,718 ADSs and 2,650,486 ADSs that are issuable within 60 days of the date of this Schedule 13G upon conversion of the Convertible Notes.  Five ADSs represent one Class A Ordinary Share.

(2)   This percentage is calculated based on 58,477,084 Class A Ordinary Shares of the Issuer reported as issued and outstanding as of March 31, 2015 in the Issuer’s Form 6-K filed with the Securities and Exchange Commission on May 22, 2015, assumes the conversion of the Convertible Notes and does not include the 24,336,650  Class B Ordinary Shares of the Issuer reported as issued and outstanding as of March 31, 2015 in the Issuer’s Form 6-K filed with the Securities and Exchange Commission on May 22, 2015.

Item 1.
	(a)	Name of Issuer: SouFun Holdings Limited
	(b)	Address of Issuer’s Principal Executive Offices: F9M, Building 5, Zone 4, Hanwei International Plaza No. 186 South 4th Ring Road Fengtai District, Beijing 100070 The People’s Republic of China

Item 2.
(a)

Name of Person Filing:
This Schedule 13G is filed by Fosun International Limited (“Fosun International”), a company organized under the laws of the Hong Kong Special Administrative Region of China (“Hong Kong”) and Fidelidade — Companhia de Seguros, S.A. (“Fidelidade” and, together with Fosun International, the “Reporting Persons”), a company organized under the laws of Portugal.

Fidelidade is a majority-owned subsidiary of Fosun International.

(b)

Address of Principal Business Office or, if none, Residence:
The address of the principal business office for Fosun International is Room 808, ICBC Tower, 3 Garden Road, Central, Hong Kong.  The address of the principal business office for Fidelidade is Largo do Calhariz, 30, Lisbon, Portugal.

	(c)	Citizenship: See Item 2(a).
	(d)	Title of Class of Securities: Class A Ordinary Shares, par value HK$1.00 (the “Class A Ordinary Shares”) of Issuer
	(e)	CUSIP Number: 836034108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or §§240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act.
	(b)	☐	Bank as defined in section 3(a)(6) of the Act.
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act.
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940.
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act.
	(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J).
	(k)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:____________________________

Item 4.	Ownership.

(a)       See Item 9 of the cover pages to this Schedule 13G for the aggregate number of Class A Ordinary Shares that are beneficially owned by each Reporting Person as of June 12, 2015.

(b)       See Item 11 of the cover pages to this Schedule 13G for the percentage of Class A Ordinary Shares that are beneficially owned by each Reporting Person as of June 12, 2015.

(c)       See Items 5 through 8 of the cover pages to this Schedule 13G for the number of Class A Ordinary Shares that are beneficially owned by each Reporting Person as of June 12, 2015 as to which there is sole or shared power to vote or direct the vote, and sole or shared power to dispose or direct the disposition.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
See Item 2.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 12, 2015

FOSUN INTERNATIONAL LIMITED

By:	/s/ SZE Mei Ming
SZE Mei Ming
Company Secretary

FIDELIDADE — COMPANHIA DE SEGUROS, S.A.

By:	/s/ William Mak
William Mak
Chief Financial Officer